Exhibit 99.4

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia and Electronic Arts Bring Basketball to
Asia with Hot Sports Title, NBA Street Online
Exclusive Rights Further Strengthens Platform
TAIPEI, Taiwan, November 16, 2007 — GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today that it has secured an exclusive license from Electronic Arts Inc. (“EA”), the world’s leading developer and publisher of interactive entertainment, to offer and operate the hot new sports game NBA Street Online in Taiwan, Hong Kong and Macau.
NBA Street Online is an exciting online version of EA’s enormously popular NBA games series, featuring fast-paced street basketball action with today’s biggest NBA superstars, all in true-to-life detail.
“Sports games are a huge, untapped market in Asia, and EA is a sports superstar,” stated GigaMedia Limited Chief Executive Officer Arthur Wang.
“Everyone knows the great basketball games from EA,” explained CEO Arthur Wang. “Now we are taking it online in Asia with NBA Street Online, one of the best and most exciting sports games ever.”
Basketball is the world’s most popular professional sport and NBA players are some of the hottest stars in Asia.
“We are very excited to be partnering with GigaMedia on this project and delivering it first in Taiwan,” stated President Jon Niermann of EA Asia. “Basketball is the #1 sport in Taiwan and we are confident of continued great success in the sport with NBA Street Online.”
“We are thrilled to partner with EA and the NBA to bring the hottest sports game online to millions of fans in new high-growth markets,” stated CEO Arthur Wang.

Under the terms of the agreement, GigaMedia has exclusive rights to operate NBA Street Online in Taiwan, Hong Kong, and Macau for three years.
“We are committed to building a dominant online entertainment brand in Asia, partnering with the world’s top game developers like EA, and delivering a full range of today’s most relevant content — all leveraging a massive and growing network of over 68 million users,” added CEO Arthur Wang.
NBA Street Online is an easy to control, fast-paced street basketball game. The game features various playing modes to practice or take on NBA superstars, enabling gamers to build skill and reputation, unlocking new challenges. NBA Street Online features special elements that are designed specifically for the online multiplayer experience including matchmaking, specialized player customization, and the ability to create your own clubs to play online with friends and defend your court. Realistic gameplay and true-to-life details make NBA stars jump to life and powerful community functions and various in-game items allow gamers to live and breathe basketball like never before. NBA Street Online features over 200 official NBA players, with logos and uniforms included.
NBA Street Online was co-developed by EA Canada and Neowiz. NBA Street Online is expected to launch in 2008.
For further information about NBA Street Online, visit http://info.ea.com and www.ea.com.tw.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
About Electronic Arts
Electronic Arts Inc. (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company. Founded in 1982, the company develops, publishes, and distributes interactive software worldwide for video game systems, personal computers, cellular handsets and the Internet. Electronic Arts markets its products under four brand names: EA SPORTSTM, EATM, EA SPORTS BIGTM and POGOTM. In fiscal 2007, EA posted revenue of $3.09 billion and had 24 titles that sold more than one million copies. EA’s homepage and online game site is www.ea.com. More information about EA’s products and full text of press releases can be found on the Internet at http://info.ea.com.
EA, EA SPORTS, EA SPORTS BIG and POGO are trademarks or registered trademarks of Electronic Arts Inc. in the U.S. and/or other countries. NBA is a registered trademark of NBA Properties, Inc. EA SPORTS NBA Street Online is manufactured under license by Electronic Arts. All other trademarks are the property of their respective owners.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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